Exhibit 99.9

Paris, May 15, 2009

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Annual Shareholders’ Meeting and Meeting of Board of Directors of
May 15, 2009

Approval of all resolutions proposed by the Board
Dividend up by 10%
The Annual Shareholders’ Meeting was held on May 15, 2009 under the chairmanship of Thierry Desmarest.
The shareholders adopted all the resolutions approved by the Board of Directors including:
•	Payment of a 2008 cash dividend of 2.28 euros per share, up 10% compared to the previous year. Taking into account the interim dividend of 1.14 euros per share paid on November 19, 2008, the remaining balance of 1.14 euros will be paid on May 22, 2009.

•	Renewal of the three-year term for Mrs. Anne Lauvergeon, and MM. Daniel Bouton, Bertrand Collomb, Christophe de Margerie, and Michel Pébereau.

•	Appointment of Mr. Patrick Artus as Director for a three-year term.

•	Authorization granted to the Board of Directors to trade the Company’s share, pursuant to the provisions of Article L. 225-209 of the French Code of Commerce.

•	Amendment of the Company’s by-laws allowing the Board to appoint as Chairman of the Board, as an exception to the currently applicable 65-year age limit and for a period of up to two years, a director who is more than 65-years old but less than 70 years old.
The full results of the votes will be available on Total’s website www.total.com in the coming days.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Shareholders’ Meeting was also an opportunity for the Chairman of the Board and the Chief Executive Officer to report to the shareholders on the main achievements of 2008 and the main challenges to come.
Thierry Desmarest discussed the main accomplishments of the Board and its Committees, pointing out the discipline and long-term outlook as guiding principles both for strategy and development of activities and for governance.
Regarding trends in corporate governance, Thierry Desmarest pointed out the importance of the complementary skills and experiences of Board members for Total. He informed the Meeting of his decision not to remain Chairman beyond 2010, when he will turn 65, and of the wish of the Board to reinstate the dual Chairman-Chief Executive Officer role.
Thierry Desmarest detailed compensation mechanisms and performance criteria for the Chairman and the Chief Executive Officer, as well as the policies for stock options and restricted share grants.
As the Group seeks to ensure that a large portion of the employees is benefiting from these policies, the Chairman reiterated that almost 20,000 employees were granted stock options and restricted shares.
Thierry Desmarest confirmed the dividend policy and indicated that, after the review of the oil and gas environment and the company situation, the Board is considering maintaining the 2009 interim dividend, which will be paid in the second half of 2009, at an amount equal to the remainder of the 2008 dividend.
The Chairman concluded on the Group’s will to pursue its development while being vigilant on distributing fairly created value among its main stakeholders.
Christophe de Margerie, Chief Executive Officer, presented the strategy and outlook for the Group.
Commenting on the results, Christophe de Margerie noted the adjusted net income for 2008: 13.9 billion euros, up 14% compared to 2007 despite the progressive worsening of the environment from the end of 2008.
The first quarter 2009 adjusted net income was 2.1 billion euros: a decrease of 35% compared to the first quarter 2008, the most limited decline among the majors. Total demonstrated its resilience in a sharply weaker environment.
With regard to Total’s strategy in the context of the global financial crisis, Christophe de Margerie asserted the Group’s wish to continue combining discipline and long-term preparation without compromising commitments to safety, environment and solidarity.
The Group is therefore maintaining a substantial investment program for 2009 with a budget of approximately 14 billion euros(1) (18 billion dollars, an amount similar to 2008). 75% of the budget is allocated to Upstream, the priority growth sector.

(1)	Including net investments in non-consolidated companies and equity affiliates, excluding acquisitions and divestments and based on 1€ = $1.30 for 2009.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
In addition, the research and development effort is continuing to grow with a 2009 budget of 800 million euros.
In parallel, Total initiated plans in all of its segments to reduce costs and upgrade its industrial base.
Finally, the continuous improvement in safety and environmental performance remains a priority for Total.
Christophe de Margerie concluded on the Group’s will to pursue its solidarity programs wherever it operates, a commitment all the more important in a period of economic crisis as shown by the recent creation in France of a community development fund for young people.
The Group’s social commitment is consistent with its status as a leading worldwide industrial firm.
*******
At the close of the Annual Shareholders Meeting, the Board decided to reinstate Mr. Christophe de Margerie to the position of Chief Executive Officer.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com